FOR IMMEDIATE RELEASE       Contact - Guy T. Marcus
March 27, 1997                        Vice President-Inv. Rel.
                                      (214) 978-2691

        HALLIBURTON'S OFFER TO ACQUIRE OGC ACCEPTED

     DALLAS, Texas -- Halliburton Company (NYSE-HAL) announced today that holders of 97.4% of the outstanding shares of OGC International plc have accepted Halliburton's offer to purchase all of the outstanding shares of OGC. Such offer is now unconditional and Halliburton will pay 1.193 UK pounds ($1.94) for each share of OGC on April 3, 1997. Although the offer remains open until further notice, any remaining shares of OGC will be acquired by Halliburton pursuant to UK law which allows compulsory acquisition of such shares on the same terms as the offer. The total purchase price will be approximately $118 million.

     OGC is engaged in providing a variety of engineering, operations and maintenance services, primarily to the North Sea oil and gas production industry. In 1995 OGC had revenues equivalent to $378.2 million and pre-tax profit equivalent to $23.1 million. For the six months ended June 30, 1996, the company had revenues equivalent to $148.1 million and pre-tax profit equivalent to $4.4 million. At June 30, 1996 OGC had total shareholders' equity equivalent to $59.9 million.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

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